UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69799 / June 19, 2013

Admin. Proc. File No. 3-15186

In the Matter of

SONNEN CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Sonnen Corp., and the Commission has not chosen
to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Sonnen Corp. The order contained in that decision is
hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the
Securities Exchange Act of 1934, the registration of the registered securities of Sonnen Corp. is
revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Elizabeth M. Murphy
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Sonnen Corp.*, Initial Decision Release No. 487 (May 15, 2013), __ SEC Docket ___.

INITIAL DECISION RELEASE NO. 487
ADMINISTRATIVE PROCEEDING
File No. 3-15186

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of LAW ENFORCEMENT ASSOCIATES CORP., MATRIXX RESOURCE HOLDINGS, INC., MORTGAGE ASSISTANCE CENTER CORP., MVP NETWORK, INC., SINO SHIPPING HOLDINGS, INC., SONNEN CORP., SUPERIOR OIL & GAS CO., TEKOIL & GAS CORP., TREND MINING CO., and UNICO, INC.	: : : : : : : : : : : :	 INITIAL DECISION AS TO SONNEN CORP.[1] May 15, 2013

APPEARANCES: Neil J. Welch, Jr., and Stephan J. Schlegelmilch for the Division of Enforcement, Securities and Exchange Commission

Robert H. Miller, CEO, for Sonnen Corp.

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Sonnen Corp. The revocation is based on Sonnen Corp.'s failure to file required periodic reports with the Securities and Exchange Commission (Commission). The company maintained delinquency for two years despite warnings from Commission staff and only filed past-due reports after this proceeding was instituted.

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[1] The proceeding ended previously as to all captioned Respondents other than Sonnen Corp. See Law Enforcement Assocs. Corp., Exchange Act Release Nos. 68858, 68859 (Feb. 7, 2013); 69050 (Mar. 6, 2013); 69048 (A.L.J. Mar. 6, 2013); 69168 (A.L.J. Mar. 19, 2013).

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on January 25, 2013. The Division of Enforcement (Division) was granted leave to file a motion for summary disposition, pursuant to 17 C.F.R. § 201.250(a); the due dates for the motion for summary disposition, opposition, and reply were April 15, April 29, and May 6, 2013, respectively. Law Enforcement Assocs. Corp., Admin. Proc. No. 3-15186 (A.L.J. Mar. 19, 2013) (unpublished). The pleadings were timely filed.

This Initial Decision is based on Sonnen Corp.'s Answer to the OIP, the pleadings, and the Commission's public official records concerning Sonnen Corp., of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in Sonnen Corp.'s pleadings have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Allegations and Arguments of the Parties

The OIP alleges that Sonnen Corp.'s securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that Sonnen Corp. had not filed any required periodic reports since filing a report for the quarter ended March 31, 2011. Sonnen Corp. argues that the proceeding should be dismissed since it has now filed past-due and current reports and intends to continue filing timely reports. The Division requests that the registration of Sonnen Corp.'s securities be revoked, noting the company's period of delinquency and arguing that, although the company has now filed all overdue reports, it made no effort to do so until threatened with enforcement action.

II. FINDINGS OF FACT

Sonnen Corp. (CIK No. 1403739)[2] is a Nevada corporation located in Miami, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Answer at 2; official notice. Sonnen Corp. stock was quoted on OTC Link, operated by OTC Markets Group Inc. (symbol "SONP").[3] Opposition at 4. The Commission's public official records

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[2] The CIK number is a unique identifier for each corporation in EDGAR. The user can retrieve filings of a corporation by using its CIK number.

[3] OTC Markets has discontinued the display of quotes for SONP. Instead it displays a "skull-and-crossbones" symbol for SONP and warns "Caveat Emptor." See www.otcmarkets.com (last visited May 14, 2013).

contained in EDGAR[4] show that, at the time this proceeding was initiated, Sonnen Corp. was delinquent in its periodic filings with the Commission, having not filed any periodic reports since its filing, on May 16, 2011, of Form 10-Q for the quarter ended March 31, 2011. On September 28, 2011, the company filed a Form 12b-25 (Notification of Late Filing), which concerned its Form 10-K and stated that it anticipated filing the Form 10-K for the year ended June 30, 2011, no more than fifteen days late. It did not file any additional Forms 12b-25 during the period of its delinquency.

On June 7, 2012, Commission staff sent Sonnen Corp. a letter that addressed its non-compliance with the reporting requirements and advised that the required reports should be filed within fifteen days of the letter. Answer at Ex. A. Sonnen Corp. responded orally and by letter dated July 10, 2012, stating that its failure to comply with reporting requirements "is due in whole to fiscal constraints exacerbated by an ongoing legal complaint initiated by us that has prevented the company from moving forward with its business plan. Sonnen's fiscal challenges are now being addressed by certain of its shareholders to the extent necessary to bring the company back into full compliance with its reporting responsibilities." Answer at 2, Answer at Ex. B. However, it was not until after this proceeding was initiated that Sonnen Corp. began to file past-due reports, starting on March 20, 2013. As of April 26, 2013, Sonnen Corp. had filed all past-due reports. It has filed its Form 10-Q for the quarter ended March 31, 2013, which was not overdue at the time of the OIP.[5]

Sonnen Corp.'s annual reports since its 2006 inception consistently state: "We are a development stage company that has not generated revenue since inception." The annual reports, for the years ended June 30, 2008 through 2012, show limited assets and mounting liabilities. As of June 30, 2012, the company reported total assets of $27, an accumulated deficit of $4,340,677, and negative shareholder equity. The audit report for each year contains a going concern statement.

In 2009, Sonnen Corp. entered a licensing agreement with PT Group, Limited (PT Group) for the development and marketing of proprietary technology. Opposition at 2. However, the relationship soon soured. Id. at 2. In 2010, Sonnen Corp. sued PT Group and one of its principals, Paul Leonard (Leonard), alleging fraud and misrepresentation and seeking money damages and other relief. Id. at 3. The suit is pending: Leonard answered the complaint on November 19, 2012, asserting that he had no knowledge of the subject matter of the suit, and Sonnen Corp. has been unable to serve PT Group to date. Id. at 3. The lawsuit and suspension of research and development activities pending its outcome caused Sonnen Corp. financial challenges. Id. at 3. In October 2012, Sonnen Corp. was able to procure a shareholder loan for the purpose of re-engaging its auditor, which led to the filing of the delinquent reports between March 20 and April 26, 2013. Id. at 4. There was little trading in Sonnen Corp. stock between the date when it became delinquent and the suspension of trading consequent on this proceeding – a total volume of 12,000 shares at an average price of $0.045. Id. at 6. Sonnen Corp. intends to remain compliant in the future. Id. at 8.

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[4] Reference to any required filings of Sonnen Corp. is supported by the Commission's public official records contained in EDGAR, of which official notice is taken pursuant to 17 C.F.R. § 201.323.

[5] Sonnen Corp. filed the report for the quarter ended March 31, 2013, on the due date, May 15, 2013.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). It is undisputed that Sonnen Corp. failed to timely file its required periodic reports for any period after the quarter ended March 31, 2011, and remained delinquent until it started filing past-due reports in March 2013.

Accordingly, Sonnen Corp. violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

IV. SANCTION

The Division requests that the registration of Sonnen Corp.'s securities be revoked.[6] In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.

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[6] The only remedies available in this proceeding, pursuant to Section 12(j) of the Exchange Act, to address the company's reporting violations are revocation or suspension of registration of its securities.

Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69.

Sonnen Corp.'s violations are recurrent in that it has repeatedly failed to file periodic reports and did not attempt to return to compliance until it was charged in this proceeding. A mitigating factor is that Sonnen Corp. has now filed all past-due reports, timely filed its Form 10-Q for the quarter ended March 31, 2013, and has a present intention to remain current. See e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 969-70.[7] However, it is unlikely that the company will avoid future violations. The fact that the company has no revenue and needed a shareholder loan to pay for the work necessary to file past-due reports bodes ill for its future compliance; without a revenue source to fund the expenses of auditing or reviewing its financial statements and filing periodic reports in the future, compliance is unlikely. Sonnen Corp. has admitted that during its period of delinquency its resources were consumed by litigation against an unreliable business partner, and the litigation is continuing.[8] Concerning culpability, the record shows that Sonnen Corp. knew of its reporting obligations but failed to comply with them.

Sonnen Corp. urges that the potential for any harm to investors was lacking because of limited trading in its stock during its years of delinquency. However, Congress has mandated a different test, without any qualification: "the prompt provision to investors of current, periodic, audited financial statements." Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6255.

In sum, neither dismissal of the proceeding, as requested by Sonnen Corp., nor a suspension of registration for a period of twelve months or less is an appropriate disposition because Sonnen Corp.'s assurances against further violations are not credible in light of its circumstances, including its utter lack of resources with which to pay for compiling and auditing or reviewing its financial statements. Further, dismissal or a lesser sanction would reward issuers who fail to file required periodic reports over an extended period and become current only after enforcement proceedings are brought against them, essentially providing an automatic lengthy postponement of the prescribed filing dates for such issuers to the detriment of the public interest and investors. Rather,

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[7] The Commission noted that the issuer's failure to file periodic reports for over two years was a serious violation but that "the Company's subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors.'" Ibid.

[8] The Commission has rejected the argument that the contribution of actions of a third party to the delinquency shields an issuer from accountability. Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379, 43387, recon. denied, Exchange Act Release No. 65118 (Aug. 12, 2013), 101 SEC Docket 44869; Eagletech Commc'n, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225, 1228.

revocation of the registration of Sonnen Corp.'s registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.[9] Of course, at any time following the revocation, Sonnen Corp. may re-register its securities under Exchange Act Section 12(g) by filing a Form 10 with the Commission.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of Sonnen Corp. IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Carol Fox Foelak
Administrative Law Judge

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[9] Revocation also furthers the public interest by reinforcing the importance of full and timely compliance with the Exchange Act's reporting requirements. Cobalis Corp., 101 SEC Docket at 43389, Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13503. Likewise, revocation accords with the public interest in finality in administrative proceedings. Cobalis Corp., 101 SEC Docket at 43389, Nature's Sunshine, 95 SEC Docket at 13499.